Peckar & Abramson
A Professional Corporation Attorneys & Counselors at Law

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Stephen P. Katz
Partner

May 3, 2006

<u>Via Federal Express</u>

Mr. Paul Fischer, Staff Attorney
United States Securities and Exchange Commission
100 F. Street, N.E.
Washington, D.C. 20549

RE: MDwerks, Inc.
Our File No. 4248/156140

Dear Mr. Fischer,

We have submitted today for filing Amendment No. 1 to the Registration Statement on Form SB-2 for MDwerks, Inc. (Reg. No. 333-132296) in response to the comments we have received from the SEC in your letter, dated April 5, 2006.

For your convenience, we are sending you courtesy copies of this filing via FedEx. We have also included a redlined copy of the filing marked to show changes from the original filing.

We have set forth below the comments that you have given to us and our response to your comments.

General

1. **Please provide us with copies of any graphics, maps, photographs, and related captions or other artwork, including logos that you intend to use in the prospectus. Such graphics and pictorial representations should not be included in any preliminary prospectus distributed to prospective investors prior to our review.**

a member of the
ICLA International Construction Law Alliance

Mr. Paul Fischer, Staff Attorney

May 3, 2006

Accompanying this letter is a color copy of the Registration Statement, which includes all graphics, artwork and logos that we intend to use in the prospectus.

2.	We note the cites to industry publications your prospectus, most notably in the ‘‘Industry Analysis’’ section starting on page 28. Please provide us with the relevant portions of the reports supporting the statements you make about MDWerks, Inc. and the industry in which it operates. Please highlight the specific portions that support your disclosure.

The industry publications cited in the Form SB-2 Registration can be found in the attached copy of the 2005 Healthcare Business Market Research Handbook, Ninth Edition, published by Richard K. Miller and Associates, Inc., Loganville GA:

Set forth below are the specific cites to the source materials to support the statements made in the Company’s industry analysis. We have highlighted the relevant sections in the attached copy of the 2005 Healthcare Business Market Research Handbook.

Industry Analysis

According to the Centers for Medicare & Medicaid Services (‘‘CMS’’), the healthcare industry it is expected to reach $2.4 trillion over the next three years as follows: The Office of the Actuary at the CMS produces the National healthcare expenditure projections; they are based on historical national health expenditures and are a model framework that incorporates actuarial, econometric, and judgmental factors. National health expenditures are projected to reach $2.9 trillion in 2011, growing at a mean annual rate of 7.3% (Source: 2005 Healthcare Business Market Research Handbook, Ninth Edition, published by Richard K. Miller and Associates, Inc., Loganville GA, Page 2, Section 1.1 and the beginning of Section 1.2). During this period, health spending is expected to grow 2.5% per year faster than nominal gross domestic product (GDP), so that by 2011 it will constitute approximately 17.0% of GDP compared to its 2000 level of 13.2% (Source: 2005 Healthcare Business Market Research Handbook, Ninth Edition, published by Richard K. Miller and Associates, Inc., Loganville GA, Page 2, Section 1.2).

The general term "Health Care" encompasses a multitude of products and services. The $1.92 trillion health expenditures in 2005 are projected to be distributed by type of expenditure as follows (source: CMS) (Source: 2005 Healthcare Business Market Research Handbook, Ninth Edition, published by Richard K. Miller and Associates, Inc., Loganville GA, Page 2, Section 1.3).

The projected $1.92 trillion health expenditures in 2005 are expected to be distributed by source of funds as follows (source: CMS): Private health insurance: $707.0 billion, Federal: $605.0 billion, out-of-pocket payments: $260.9 billion, State and local: $259.3 billion, and Other private funds: $88.7 billion (Source: 2005 Healthcare Business Market Research Handbook, Ninth Edition, published by Richard K. Miller and Associates, Inc., Loganville GA, Page 3, Section 1.4).

According to the Medical Group Management Association (‘‘MGMA’’), the American Medical Association (‘‘AMA’’), and Modern Healthcare (February 2, 2004), a total of 226,231 doctors work in 19,747 physician groups in the U.S. (Source: 2005 Healthcare Business Market Research Handbook, Ninth Edition, published by Richard K. Miller and Associates, Inc., Loganville GA, Page 292, Section 50.1) with medical claims revenue projections for 2005 in excess of $412.0 billion dollars, and revenue forecasts for 2008 increasing to $507.1 billion (Source: 2005 Healthcare Business Market Research Handbook, Ninth Edition, published by Richard K. Miller and Associates, Inc., Loganville GA, Page 291, Sections 49.1 and 49.3).

Mr. Paul Fischer, Staff Attorney

May 3, 2006

Market Needs

Technology has provided increased efficiency, especially in the delivery of health care. However, one of the most troubled areas is the medical claims billing, processing, and payment area. This segment, which has lagged behind, continues to suffer errors and inefficiencies, and is still burdened with large amounts of paper transactions.

Administration costs consume up to 33% of total healthcare spending in the U.S., according to two recent new studies. In a study published in the August 21, 2003 New England Journal of Medicine, Harvard Medical School reported that administrative costs in the U.S. healthcare system — including insurers, providers, employers’ benefits programs, and other segments of the system — equaled $294.3 billion in 1999, or $1,059 per American. A separate study, released by Public Citizen and conducted in conjunction with Harvard Medical School, estimated that $399.4 billion was spent on the U.S. healthcare bureaucracy in 2003 (Source: 2005 Healthcare Business Market Research Handbook, Ninth Edition, published by Richard K. Miller and Associates, Inc., Loganville GA, Page 6, Sections 1.11).

3.	We note Form 8-K disclosure indicating that on March 22, 2006 you sold five units in a private placement, each unit consisting of Series A convertible preferred shares and warrants to purchase common shares. Please revise as applicable in your registration statement to reflect this issuance.

We have revised the prospectus (see ‘‘Description of Certain Transactions — Private Placements’’ and ‘‘Description of Securities — Series A Preferred Stock’’) and Part II of the registration statement to reflect the issuance of units sold in such private placement.

4.	Please identify any selling shareholders who are registered broker-dealers or affiliates of broker dealers. Additionally, tell us if the broker-dealer received the securities as underwriting compensation.

None of the selling shareholders are registered broker-dealers or affiliates of broker dealers.

In our original filing, Brookshire Securities Corporation, an NASD broker-dealer, and certain of its affiliates were included as selling stockholders. Each of those selling stockholders requested to be removed from the resale registration statement as a selling stockholder. None of the remaining selling stockholders are broker-dealers or affiliates of broker dealers.

5.	If any of the selling shareholders are affiliates of broker-dealers, please provide an analysis supporting your position that the resale of securities by any affiliates of broker-dealers is not an indirect primary offering. Your analysis should address the following points:

•	how long the selling shareholders have held the securities,

•	the circumstances under which the selling shareholders received the securities,

•	a the selling shareholders’ relationship to the issuer, the amount of securities involved,

•	whether the sellers are in the business of underwriting securities, and

•	whether under all the circumstances it appears that the seller is acting as a conduit for the issuer.

Assuming the resale of securities by affiliates of broker is not an indirect primary offering, you must clearly state in your prospectus:

•	a the seller purchased in the ordinary course of business and

Mr. Paul Fischer, Staff Attorney

May 3, 2006

•	at the time of the purchase of the securities to be resold the seller had no agreements or understandings, directly or indirectly, with any person to distribute the securities.

See response to Comment 4 above.

Prospectus Cover Page

6.	Please revise to delete defined terms from your prospectus cover page. Please refer to Item 42 1(d) of Regulation C. Likewise, to the greatest extent possible, please revise to delete defined terms from the summary section of your prospectus. We note, by way of example only, the reliance on defined terms in paragraph two of the ‘‘Overview’’ section of the prospectus summary.

We have deleted defined terms from our prospectus cover page and to the greatest extent possible, we have deleted defined terms from the summary section of our prospectus.

7.	Please revise your risk factor cross-reference so that it is highlighted by prominent type, such as greater font size or bolding, or in another manner. Refer to Item 501(a)(5) of Regulation S-B.

The risk factors cross reference now appears in a greater font size and it is now bolded.

8.	The reference in the penultimate paragraph to ‘‘certain’’ material risk factors investors should consider is somewhat vague, suggesting that not all material risk factors necessary for investor consideration have been included. Please revise.

The word certain has been deleted in such paragraph.

Prospectus Summary

9.	In order to provide for a more balanced view of the key aspects of the company and the offering, please include summary risk factors. We note, for example, your limited operations, your auditor’s going-concern opinion, your losses for the year ended December 31, 2005 of $2,576,938, and your accumulated deficit of $16,558,220.

We have added a summary risk factors section to the end of the summary. The summary risk factors section mentions, among other things the Company’s limited operations, the auditor’s going concern opinion, and the Company’s losses and accumulated deficit.

MDWerks, Inc. — page 2

10.	Please revise to clarify, if true, that Xeni Financial currently has no credit agreements in place with financial institutions, such as national banks or financial services companies.

This section has been revised to clarify that Xeni Financial has no credit agreements in place with financial institutions, such as national banks or financial services companies.

Corporate Information — page 3

11.	Please revise to remove the reference to ‘‘this Memorandum’’ in the final paragraph, referencing instead the registration statement.

We have made the revision to change the reference from ‘‘this Memorandum’’ to ‘‘this registration statement.’’

Mr. Paul Fischer, Staff Attorney

May 3, 2006

Risk Factors — page 5

We have historically incurred significant losses and may not be profitable in the future. In addition, we intend to continue to spend resources on maintaining and strengthening our business and this may cause our operating expenses to increase and operating results to decrease — page 5

12.	Please revise to quantify the ‘‘significant net losses’’ you have experienced since your inception.

The first sentence of that risk factor has been revised as follows:

‘‘We have accumulated a deficit of $16,558,228 experienced significant net losses since our inception.’’

13.	Please revise to specifically reference the independent auditor’s going-concern opinion.

A specific reference to the auditor’s going concern opinion has been added.

14.	Please revise to describe more precisely the ‘‘material adverse effect’’ you reference in the concluding sentence of paragraph one. Other risk factors needing similar revision either in the heading or the body of the disclosure include:

•	Competition from providers of similar products and services could materially adversely affect our revenues and financial condition. — page 6

•	Our success will be dependent upon our technology. (Concluding sentence) — page 6

•	The failure of our systems could materially and adversely impact us. (Heading and concluding sentence.) — page 6

•	Many healthcare providers who are potential clients may have existing systems that do not generate electronic files in a HIPAA-compliant format. (Concluding sentence.) — page 9

•	Our systems are subject to certain security risks. (Concluding sentence) — page 10

•	We will need to enter into a banking relationship to offer our Advance Funding Services. (Concluding sentence) — page 10

The risk factors have been revised to more precisely describe the material adverse effects referenced therein.

We may need to raise additional capital and may need to initiate other operational strategies to continue our operations — page 5

15.	Please revise to quantify the amount of cash presently available to the company to implement its business plan.

The first two sentences of such risk factor have been revised as follows:

‘‘As of March 31, 2006, the Company had a cash balance of $325,155. The amount of cash available to us may be insufficient for us to implement our business plan as anticipated and may require us to seek additional debt or equity financing in the near future, as we may be unable to generate positive cash flow as a result of our operations.’’

Mr. Paul Fischer, Staff Attorney

May 3, 2006

Our success will be dependent upon our technology — page 6

16.	As drafted, your risk factor heading is a statement of fact, and not of risk. Please revise your risk factor headings as appropriate so that each heading succinctly expresses the risk described in the attendant risk factor disclosure. Examples needing revision include:

•	We will need to attract key personnel. — page 7

•	We are subject to substantial government regulation. — page 8

•	We will need to enter into a banking relationship to offer our Advance Funding Services. — page 10

•	We have revised the Risk Factors headings as statement of risks and not of facts.

We rely on key personnel whose continued service is not guaranteed — page 7

17.	Please consider combining this risk factor with the similar risk factor on page 15.

We have combined the two risk factors referenced in your comment.

The use of independent sales rep distributors will subject us to certain risks — page 8

18.	Please revise to clarify, if true, that you presently do not derive revenues from the efforts of independent sales representatives or distributors.

The Company does derive revenues from the efforts of independent sales representatives. We have revised the first sentence of the risk factor to clarify this as follows:

‘‘We presently generate revenue from the efforts of independent sales representatives and we expect to generate a substantial portion of our revenue from independent sales representatives or distributors.’’

Our certificate of incorporation, bylaws state law may contain provisions that preserve current management — page 15

19.	The risk factor heading as drafted is; somewhat ambiguous with respect to whether or not your certificate of incorporation, bylaws, and Delaware law contain provisions tending to preserve current management, possibly to the detriment of shareholders. Please revise the heading and the final paragraph of the risk factor, to state clearly whether the referenced certificate of incorporation, bylaws and state law do, in fact, contain such provisions.

The risk factor heading and the risk factor have been revised to state clearly that the certificate of incorporation and bylaws do, in fact, contain such provsions.

Our common stock may be considered ‘‘ penny stock’’ and may be difficult to trade page — 15

20.	Please revise to clarify, if true, that your common shares are currently subject to the ‘‘penny stock rules’’ pursuant to Section 15(g) of the Exchange Act, as opposed to ‘‘may be.’’

The risk factor heading and the risk factor have been revised to state that the Company’s common stock is subject to the ‘‘penny stock rules’’ pursuant to Section 15(g) of the Exchange Act.

Mr. Paul Fischer, Staff Attorney

May 3, 2006

There is no public market for the Units pf the Stock other than the OTCBB — page 16

21.	Because you are registering common shares and warrants on behalf of selling shareholders, we are uncertain why you here make reference to ‘‘Units.’’ Likewise, you do not appear to be registering common stock underlying preferred stock. Please revise or advise.

The reference to Units has been deleted and the reference to registering common stock underlying preferred stock has been deleted. Both references were unintentionally included in the original filing.

There are additional costs of being a public company and those costs may be significant — page 17

22.	Please revise to provide, if possible, an estimate of the costs associated with being a reporting company.

An estimate of the costs associated with being a reporting company has been added to this risk factor.

Cautionary 1anguage regarding forward-looking statements and industry data — page 18

23.	Remove the reference to the safe harbor protections under the Private Securities Litigation Reform Act. See the exclusion for penny stock issuers and initial public offerings in Section 27A of the Securities Act and 21E of the Securities Exchange Act of 1934.

We have removed reference to the safe harbor protections under the Private Securities Litigation Reform Act.

24.	We are uncertain of the reference to ‘‘newly-developed alternative drug technologies’’ at bullet point three. Please advise or revise.

The reference was unintentionally included in the original filing and has now been deleted.

25.	Language disclaiming the accuracy of information in your prospectus is not appropriate. Please revise to delete this language from the final paragraph of this section disclaiming accuracy and/or completeness of information, or advise us why you believe its inclusion is necessary and appropriate.

We have deleted the language disclaiming the accuracy of information in the prospectus.

Management’s Discussion and Analysis — page 20

26.	This section should present an analysis of the company’s business as seen through the eyes of management, including known trends, demands and commitments that may impact future financial condition or operating performance. Please expand your introductory disclosure to provide an analysis of these issues and other items which management believes may have a material impact on your future financial condition or operating performance. In addition, please quantify the percentage of your revenues generated by each of your business lines. For additional guidance, refer to Commission Release No. 33-8350 (Dec. 19, 2003).

The Management Discussion and Analysis has been revised to add the requested discussions.

Mr. Paul Fischer, Staff Attorney

May 3, 2006

Liquidity and Capital Resources — page 22

27.	Please identify the lender of the $135,000. If the 8% notes issued were securities, please disclose the issuance in Part II of the registration statement.

We have revised this section to identify the lenders of the $135,000. We have also disclosed the issuance of the notes in Part II of the registration statement.

Business — page 24

Claims Management Systems

28.	Please clarify whether Xeni Systems presently offers asset and wealth management services through third party sources. Advise us as to the material aspects of the arrangements with these sources. Upon reviewing your response, we may have further comment. Please revise as appropriate to reconcile disclosure here with disclosure at page 34 under ‘‘History of the Company’’ stating that you are in ‘‘preliminary discussions with a financial services company as a potential strategic associate for the development of an asset protection and wealth planning program.’’

We have revised this section to clarify that Xeni Systems does not presently offer asset and wealth management services through third party sources. The discussions with the financial services company as a strategic associate have terminated without any agreement. Therefore, we have deleted that statement in the ‘‘History of the Company’’.

Billing Services — page 25

29.	Please revise to indicate what ‘‘back-audit’’ services are.

We have revised this section to more clearly describe what ‘‘back audit’’ services are.

Consulting Services — page 25

30.	Please revise to briefly explain what ‘‘off-the-shelf’’ solutions are.

We have revised this section to explain what we previously referred to as ‘‘off the shelf’’ solutions.

Market Needs — page 29

31.	Please provide support for your statement in the second to the last paragraph that the ‘‘main reason for the (HIPAA) legislation is to make it easier for providers to switch from traditional paper claims submission and payment to standardized electronic claims submission and payment.’’

We have deleted this statement in its entirety.

Competition — page 32

32.	Please revise to include brief discussions of ‘‘Nextgen’’ and ‘‘eHDL,’’ both of which you have included in the ‘‘Competitive Analysis — Feature Comparison Chart’’ on page 34.

We have added a brief description of ‘‘Nextgen’’ and ‘‘eHDL’’.

Mr. Paul Fischer, Staff Attorney

May 3, 2006

History of the Company — page 34

33.	Refer to the last paragraph in this section. Please advise us why these stockholders forfeited the shares.

Prior to the merger with MDwerks Global Holdings, Inc., the Company was a shell corporation with virtually no assets. The Company was seeking an operating company and MDwerks Global Holdings, Inc. was interested in merging with a public company. As a condition to the closing of the Merger, MDwerks Global Holdings, Inc. required that there be outstanding no more than 1,350,000 shares of common stock before giving effect to the issuance of common stock to the holders of common stock of MDwerks Global Holdings, Inc. as part of the merger. This was accomplished by the surrender to the Company of an aggregate of 10,960,500 shares of common stock by Peter Banysch and Victor Bowman, who were, prior to the merger, the Company’s sole officers and directors.

Directors and Executive Officers — page 36

34.	We note the reference to MetroMedia Fiber Network under the discussion of Howard Katz. Please clarify whether this is the same company that filed for reorganization pursuant to Chapter 11 of the United States Bankruptcy Code on May 20, 2002. As appropriate, please revise to address the requirements of Item 401(d)(1) of Regulation S-B.

We have added in a reference to the bankruptcy of MetroMedia Fiber Network in the discussion of Howard Katz. We note that Mr. Katz was no longer affiliated with National Fiber Network after 1998. To clarify this we have added in reference to his dates of service with National Fiber Network.

Board of Director Composition and Committees — page 38

35.	Please revise to address, if known, when the Board will be expanded to include five directors.

The board is actively seeking candidates to fill the fifth directorship. At this time it is not known when the board will be expanded to include five directors. We have revised the disclosure to indicate that the Company is seeking candidates to fill the vacancy on the Board.

Executive Officer Employment Agreements — page 39

36.	Because Form SB-2 does not provide for incorporation by reference, it is not appropriate to incorporate the referenced employment agreements filed as Exhibits 10.1 and 10.2 to Form 8-K filed on January 5, 2006. Please advise or revise.

The Exhibits are being filed with this Amendment No. 1 to the registration statement.

Incentive Compensation Plan — page 40

37.	Please disclose the expiration date of the options.

We have added this disclosure in the description of the Incentive Compensation Plan.

Mr. Paul Fischer, Staff Attorney

May 3, 2006

Executive Compensation — page 42

38.	For each named executive officer, please clarify the portion of fiscal 2005 for which he received compensation.

The footnote disclosure to the compensation table has been revised to indicate the portion of fiscal 2005 for which executive officers received compensation.

Selling Stockholders — page 45

39.	Please revise to identify the natural person or persons having investment and voting control over the securities held by JTP Holdings LLC.

We have added a footnote to indicate the individuals with voting control over the securities held by JTP Holdings LLC.

Where you can find more information — page 50

40.	Please revise to indicate the current address of the Commission, 100 F Street NE, Washington, DC 20549.

We have revised the prospectus to indicate the current address.

Financial Statements for the year ended December 31, 2005 and 2004 pages F-2 — F-17

Consolidated Statement of Operations, page F-4

41.	We note the ‘‘gain on forgiveness of liabilities’’ recognized in 2004. Please revise to disclose the nature of the liabilities forgiven and the terms of the transactions under which they were forgiven. Please include an explanation of how you concluded that you had been legally released from any obligation in your response.

We have added the following disclosure to Note 1 to the financial statements:

Gain on Forgiveness of Liabilities

During the year ended December 31, 2004 the Company recorded a gain on forgiveness of liabilities of aggregating $1,092,003. The gain resulted from the Company being granted legal releases from its creditors during 2004. Substantially all of the liabilities forgiven were for professional fees and technology expenses.

Note 1 Organization and Summary of Significant Accounting Policies, pages F-7 - F-10

Revenue recognition, page F-9

42.	We note that in connection with your advance funding services you withhold interest, administrative fees, and other charges and that you record these items as revenue when earned. Please tell us and revise your document to disclose when you consider this revenue to be earned.

We have revised the third paragraph of this section as follows:

Mr. Paul Fischer, Staff Attorney

May 3, 2006

‘‘The Company provides advance funding services to unaffiliated healthcare providers (the Company’s ‘‘Customer’’). The Customer advances are typically collateralized by Security Agreements granting first position liens on the medical claims submitted by its Customers to third party payors (the ‘‘Payors’’). The advances are repaid through the remittance of payments of Customer medical claims, by Payors, directly to the Company. The Company withholds from these advances interest earned and calculated on a daily basis, an administrative fee calculated and deducted from remittances at the time claims are processed and other charges as well as any amount for prior advances that remain unpaid after a specified number of days, also on a daily basis. These interest charges, administrative fees and other charges are recognized as revenue when earned as described above. There is no right of cancellation or refund provisions in these arrangements and the Company has no further obligations once the services are rendered.’’

Note 6 — Stockholders’ Deficiency, pages F-11 - F-14

43.	We note the fact that you recorded a liability for the fair value of warrants issued in conjunction with a private stock placement. Please explain your accounting basis under EITF 00-19 for recording these warrants as liabilities as opposed to equity. Specifically, please tell us whether there are any circumstances where these warrants could be settled in cash as opposed to equity and whether or not these warrants could be converted into unregistered shares by the holders if your shares are never registered.

The settlement terms of the warrants included in the units provide that if a registration statement covering the underlying shares is not filed within ninety days of the termination of the private placement, the Company will be required to pay a substantial liquidating penalty to the warrant holders. Accordingly, the warrants do not meet the condition for equity classification pursuant to paragraph 14 of EITF 00-19. Upon the filing of the registration statement, the Company will have met the registration requirement and will no longer be subject to a penalty. Accordingly, the fair value of the warrants at that date will be reclassified to equity pursuant to paragraph 10 of EITF 00-19.

In addition, we relied on ‘‘Current Accounting and Disclosure Issues in the Division of Corporation Finance’’ published on December 1, 2005 by the Division of Corporation Finance of the U.S. Securities and Exchange Commission. We refer you to page 31 second paragraph under the section titled ‘‘Freestanding Instruments-Warrants, which asserts, in part;

‘‘The two most common reasons that warrants should be accounted for as liabilities are (1) the warrants could be required to be settled in cash if certain events occurred. (2) the warrants contained registration rights where significant liquidated damages could be required to be paid to the holder of the instrument in the event the issuer fails to remain effective for a preset period’’.

44.	Notwithstanding the above comment, please explain your basis for using the Black-Scholes model in calculating the fair value of the warrants.

The warrants issued to the holders of the units should be valued using the Black-Scholes Model. The terms of the warrants provide the holder the right to exercise these warrants upon issuance for a fixed price. There are no conditions or contingencies attached to the warrants. The warrants issued have similar characteristics as options. We believe that the Black-Scholes model is the best measurement to determine the fair value of the warrants issued.

Mr. Paul Fischer, Staff Attorney

May 3, 2006

Note 10 — Subsequent Events, pages F-16 - F-17

45.	We note your loss on settlement of a $45,000 note payable. Please tell us and revise your document to describe the reasons why the company settled this liability by issuing shares with a far greater market value than the amount owed.

The notes settled on February 13, 2005 were approaching their due date and the Company did not have sufficient cash reserves at the time. The settlement was negotiated and the holders would not accept a lesser amount. In addition, the shares issued are restricted and cannot be freely traded.

We have added the above paragraph to Note 10 to the Financial Statements.

Part II — Information not required in Prospectus

Item 26 — Recent Sales of Unregistered Securities

46.	Please revise to identify the exemption or exemptions from registration relied upon for the share exchange whereby approximately 59,162,000 shares of MDwerks Global Holdings, Inc. were exchanged for approximately 9,352,000 shares of common stock of the company. Provide the facts relied upon in making the exemption available. Refer to Item 701(d) of Regulation S-B.

We have revised this section to identify the exemptions relied upon and the facts relied upon in making the exemption available.

Item 28 — Undertakings

47.	Please update your Item 5 12(a) undertakings in accordance with the amendments thereto that became effective as of December 1, 2005.

We have revised the undertakings section to reflect the changes resulting from the December 1, 2005 amendments.

Please feel free to contact the undersigned if you have any questions regarding the enclosed materials or the contents of this letter.

Very truly yours,

/S/ Stephen P. Katz

STEPHEN P. KATZ

SPK:mw
Enclosures

cc:	Mr. Howard Katz Mr. Vincent Colangelo Mr. Stephen Plattman